UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Chicago Bridge & Iron Company N.V.

(Name of Subject Company (Issuer))

McDermott Technology, B.V.

(Name of Filing Person (Offeror))

A Wholly Owned Subsidiary of

McDermott International, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, EUR 0.01 par value

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

John M. Freeman

Senior Vice President,

General Counsel & Corporate Secretary

McDermott International, Inc.

4424 West Sam Houston Parkway North

Houston, Texas 77041

(281) 870-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted W. Paris

James H. Mayor

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Parties: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

The Exchange Offer (as defined below) has not yet commenced. This Tender Offer Statement on Schedule TO-C is a draft and is being provided for review by the Securities and Exchange Commission (the “SEC”) before the commencement of the Exchange Offer.

Tender Offer Statement on Schedule TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by McDermott International, Inc., a Panamanian corporation (“McDermott”), and McDermott Technology, B.V., a company organized under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott (“McDermott Bidco”). This Schedule TO relates to the offer by McDermott Bidco to exchange (the “Exchange Offer”) shares of McDermott common stock, par value $1.00 per share (“McDermott Common Stock”) for any and all issued and outstanding common shares, par value EUR 0.01 per share (“CB&I Common Stock”), of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“CB&I”), upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus (as defined below) and the related Letter of Transmittal (as defined below).

McDermott Bidco is offering to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for 2.47221 shares of McDermott Common Stock, or, if a 3-to-1 reverse stock split of the McDermott Common Stock has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer, 0.82407 shares of McDermott Common Stock, subject to the terms and conditions described in this Schedule TO.

In connection with the Exchange Offer, McDermott filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on January 24, 2018 (as it may be amended or supplemented from time to time, the “Registration Statement”) to, among other things, register the shares of McDermott Common Stock offered in exchange for shares of CB&I Common Stock validly tendered and not properly withdrawn and accepted by McDermott Bidco in the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the Exchange Offer Prospectus, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”), and which is incorporated into this Schedule TO by reference, and the related Letter of Transmittal to be filed by amendment hereto (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which will be incorporated into this Schedule TO by reference. Pursuant to General Instruction F to Schedule TO, the information set forth in the Exchange Offer Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein, including any prospectus supplement or other supplement thereto related to the Exchange Offer hereafter filed with the SEC by McDermott or McDermott Bidco, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Exchange Offer is being made pursuant to the Business Combination Agreement, dated as of December 18, 2017 and amended as of January 24, 2018, as it may be amended or supplemented from time to time, by and among McDermott, McDermott Bidco, CB&I and the other parties thereto (the “Business Combination Agreement”), copies of which are incorporated as Exhibits (d)(1) and (d)(2) to this Schedule TO and are incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers” and “Summary” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The subject company of the Exchange Offer is Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands. CB&I’s principal executive offices are located at Prinses Beatrixlaan 35, 2595 AK, The Hague, The Netherlands and its telephone number at that location is 011-31-70-373-2010. The CB&I group’s administrative headquarters are located at One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380, USA and its telephone number at that location is (832) 513-1000.

(b)	Securities. Shares of CB&I Common Stock are the subject securities in the Exchange Offer. Reference is made to the information relating to CB&I Common Stock set forth in Amendment No. 4 to CB&I’s Registration Statement on Form 8-A, filed with the SEC on January 8, 2004, which is incorporated into this Schedule TO by reference. As of January 22, 2018, 102,180,221 shares of CB&I Common Stock were outstanding.

(c)	Trading market and price. The information set forth in the section of the Exchange Offer Prospectus entitled “Comparative Per Share Market Information and Dividend Information” is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary—Information About the Companies—McDermott Technology, B.V.,” “Summary—Information About the Companies—McDermott International, Inc.,” “Business of McDermott” and “Other Information Regarding the Parties” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Questions and Answers,” “Summary,” “The Exchange Offer,” “The Combination,” “The Business Combination Agreement,” “Description of McDermott Common Stock,” “Comparison of Shareholder Rights,” and “Material Tax Consequences of the Combination,” as well as the cover page, Annex A, Annex E, Annex F and Annex G. In addition, the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b)	Transactions; Significant Corporate Events. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The Combination—Background of the Combination,” “The Combination—CB&I’s Reasons for the Combination; Recommendation of the CB&I Boards,” “The Combination—McDermott’s Reasons for the Combination; Recommendation of the McDermott Board,” “The Combination—Interests of Certain Persons in the Combination,” “The Business Combination Agreement” and “Other Information Regarding the Parties.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the sections of the Exchange Offer Prospectus entitled “The Exchange Offer—Purpose of the Exchange Offer,” “The Combination” and “The Business Combination Agreement” is incorporated into this Schedule TO by reference.

(c)(1)-(7)	Plans. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Exchange Offer—Purpose of the Exchange Offer,” “The Combination,” “The Business Combination Agreement,” “Financing of the Combination” and “Post-Combination Governance and Management” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “The Combination,” “The Business Combination Agreement,” “The Exchange Offer” and “Financing of the Combination” is incorporated into this Schedule TO by reference.

(b)	Conditions. The information set forth in the sections of the Exchange Offer Prospectus entitled “Summary,” “Risk Factors,” “The Combination—Regulatory Approvals Related to the Combination,” “The Business Combination Agreement,” “The Exchange Offer” and “Financing of the Combination” is incorporated into this Schedule TO by reference.

(d)	Borrowed Funds. The information set forth in the section of the Exchange Offer Prospectus entitled “Summary” and “Financing of the Combination” is incorporated into this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth in the section of the Exchange Offer Prospectus entitled “Other Information Regarding the Parties” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Opinion of Financial Advisors to McDermott—Goldman, Sachs & Co. LLC,” “Opinion of Financial Advisors to McDermott—Greenhill & Co., LLC,” “Opinion of Financial Advisor to CB&I” and “The Business Combination Agreement—Additional Agreements—Expenses.”

Item 10.	Financial Statements.

(a)	Financial Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Historical Consolidated Financial Information of McDermott,” “Comparative Per Share Market Information and Dividend Information” and “Where You Can Find More Information.” Additionally, the financial information set forth under Item 8 of McDermott’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 21, 2017 (the “McDermott 10-K”), including the audited financial statements of McDermott as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014, the financial information set forth under Item 1 of McDermott’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2017 (the “McDermott 10-Q”), including the unaudited financial statements of McDermott as of September 30, 2017 and for the nine months ended September 30, 2017, the information set forth under Exhibit 12.1 of the McDermott 10-K and the McDermott 10-Q is incorporated into this Schedule TO by reference.

(b)	Pro Forma Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Unaudited Pro Forma Combined Financial Information,” “Comparative Historical and Pro Forma Per Share Information” and “Unaudited Pro Forma Combined Financial Statements.”

(c)	Summary Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Historical Consolidated Financial Information of McDermott” and “Comparative Per Share Market Information and Dividend Information.”

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary,” “The Combination,” “The Business Combination Agreement,” “The Exchange Offer” and “Post-Combination Governance and Management.”

The shares of CB&I Common Stock are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Depending upon factors similar to those described above regarding the market for the shares and listing, it is possible that, following the Exchange Offer, the shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

(c)	Other Material Information. The information contained in the Exchange Offer Prospectus, the Letter of Transmittal and the documents incorporated by reference in the Exchange Offer Prospectus, to the extent not already incorporated into this Schedule TO by reference, is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal.*

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Notice of Withdrawal of CB&I Common Stock.*

(a)(1)(v)	Form of Letter to CB&I 401(k) Plan Participants.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 of CB&I.*

(a)(4)	Exchange Offer Prospectus, dated January 24, 2018 (incorporated by reference to the Registration Statement filed by McDermott and Comet I B.V. on January 24, 2018).

(a)(5)(i)	Joint Press Release, dated December 18, 2017, issued by McDermott and CB&I, dated December 18, 2017, announcing entry into the Business Combination Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(ii)	Joint Investor Presentation, dated December 18, 2017, entitled “McDermott International + CB&I” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(ii)	Letter to Employees by Scott Munro (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(iv)	Employee Video Transcript by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(v)	Employee Questions (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vi)	Conference call invitation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vii)	Letter to Employees by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(viii)	McDermott webpage entitled “McDermott and CB&I to Combine” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(ix)	Employee Guidelines (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(x)	Integration Team Presentation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xi)	Transcript of conference call held by McDermott on December 18, 2017 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xii)	McDermott Slide Presentation entitled “Town Hall” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiv)	Email from Tony Brown, Chief Integration Officer, to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 26, 2017).

(a)(5)(xv)	Joint Investor Presentation, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvi)	Press Release issued by McDermott, dated January 8, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvii)	Article written by Bloomberg Markets entitled “McDermott CEO Bets on Next Turnaround at Ailing Chicago Bridge” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 9, 2018).

(a)(5)(xviii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 11, 2018).

(a)(5)(xix)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 16, 2018).

(a)(5)(xx)	Joint Press Release issued by McDermott and CB&I, dated January 25, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 25, 2018).

(a)(5)(xxi)	Integration communication to CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 30, 2018).

(a)(5)(xxii)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 5, 2018).

(b)	Commitment Letter, dated December 18, 2017 to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank and Goldman Sachs Bank USA are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(d)(1)	Business Combination Agreement, dated December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017). †

(d)(2)	Amendment No. 1 to Business Combination Agreement, dated January 24, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on January 24, 2018).

*	To be filed with the Schedule TO
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. McDermott Bidco hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that McDermott Bidco may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Additional Information and Where to Find It

This communication not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the SEC, that included (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its

2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined business. These forward-looking statements include, among other things, statements about the combined business, business opportunities and market position. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, on the proposed timeline or at all, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined business following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.